Mail Stop 3561

November 30, 2007

Mr. Marcus B. Smith
President, Chief Executive Officer, Chief Financial Officer
and Chief Accounting Officer
Beleza Luxury Goods, Inc.
2476 Bolsover Street, Suite 324
Houston, Texas 77005

      **Re:    Beleza Luxury Goods, Inc.**
              **Registration Statement on Form SB-2**
              **Filed November 5, 2007**
              **File No. 333-147141**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note that you indicate that you were incorporated on February 14, 2006; however, the filing date stamped on your articles of incorporation is June 15, 2006. Please explain to us your basis for believing that you were incorporated on February 14, 2006. We may have additional comments depending on your response to this comment.

Risk Factors, page 2

2. Please refer to the following sentence in the risk factor entitled, "Potential for indebtedness," on page 4: "Furthermore, the Company may not be able to borrow or raise additional capital in the future to meet the Company's needs or to otherwise provide the capital necessary to conduct its business."  Please make this sentence a separate risk factor, as it describes a risk distinct from the risk of incurring debt and having insufficient funds to repay it.

3. Please delete the risk factor entitled, "Because we face risks that affect the art and cigar industries in general, these risks may have a material adverse effect on our business," on page 5.  This disclosure is not specific to you and applies to any company, not just companies in the art and cigar industries.  For the same reason, please delete the risk factor entitled, "Various Federal and State, and local laws affect our business."

4. We note that on page 5 you indicate that you are "currently authorized to issue up to 75,000,000 common shares," whereas your Articles of Incorporation indicate that you have authorized 100,000,000 shares of common stock.  Please correct the discrepancy here and elsewhere in your registration statement, including in the "Description of Securities" section on page 15.

5. Please refer to the risk factor entitled, "Because we face risks associated with government regulation, an investment in our company is high risk," on page 6.  This appears to conflict with your disclosure on page 18 where you indicate that "[t]here are no restrictions and licensing requirements on the sale of art other than registering the subsidiary which the company as complied [sic]."  Please revise or tell us your reasoning.

Securities and Exchange Commission's Public Reference [Room], page 7

6. We note that the address of the SEC's headquarters has changed.  The current address is: 100 F Street, NE, Washington, DC 20549.  Please also make this correction on page 26.

The Offering, page 8

7. We note that you refer to the proposed offering price per share as $0.05 in your registration fee table on page 1, but $0.10 on page 8.  Please correct the discrepancy here, as well as throughout your prospectus, including in the section entitled, "Determination of Offering Price."

Selling Security Holders, page 9

8. Please refer to the following sentence on page 9: "As of November 1, 2007 there were a total of 799,000 shares of common stock outstanding." Elsewhere in this section you indicate that Marcus B. Smith owns 2,000,000 shares of common stock that were issued in 2006. Please clarify.

9. Please add a note to your "Selling Security Holders" table indicating who is the beneficial owner of Michael S. Joyner, MD, LLC. See Interpretation 4S of the Regulation S-K section of the Manual of Publicly Available Telephone Interpretations, March 1999 Supplement, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Also revise the following sentence on page 11, under "Plan of Distribution": "None of our selling stockholders is an entity they are all individuals." Please also tell us whether Michael S. Joyner, MD, LLC is a broker-dealer or an affiliate of a broker-dealer.

10. Please refer to the following sentence after the single asterisk beneath your "Selling Security Holders" table: "Assumes all of the shares of common stock offered are sold." On page 8, you indicate that on February 1, 2007 you issued 799,000 common shares plus 799,000 warrants exercisable at $0.25 per share until December 31, 2010. On page 9, you indicate that the same offering "was closed on February 1, 2007 and the shares [were] issued in July 2007." Please clarify both when the existing outstanding shares were issued and when the offering discussed closed or will close.

Plan of Distribution, page 11

11. Please refer to the following sentence on page 11: "Once a market develops, we will file a post-effective amendment to revise the cover page and plan of distribution to reflect current market prices." It is unclear why you intend to file a post-effective amendment once a market is established in your common stock. Please advise. In addition, please revise your disclosure here and elsewhere in your document, including the cover page, to clearly indicate that there is no assurance that a market will develop.

12. Please refer to the following sentence on page 13: "Marcus B. Smith is the underwriter in this offering, as that term is defined in section 2(a)(11) of Rule 144 the *Securities Act of 1933*." Please either delete this sentence or clarify, as elsewhere you indicate that Mr. Smith will not be selling shares in this offering.

Directors, Executive Officers, Promoters and Control Persons, page 13

13. Please disclose when Mr. Smith became Managing Director and General Manager of the company.  If he held any positions at the company prior to these positions, please so indicate here.  For instance, we note that you refer to Mr. Smith as "president, secretary, treasurer and director" on page 18.  On page 20 you refer to him as "President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Chairman of the Board of Directors."  Please revise.

Interest[s] of Named Experts and Counsel, page 15

14. Please correct the spelling of the name of your accountant, Kabani & Company, Inc., on pages 15 and 47.

Certain Relationships and Related Transactions, page 24

15. We note that on page 24 you indicate that the par value of the company's common stock is $0.0001, whereas according to your Articles of Incorporation the par value is $0.001.  Please correct the discrepancy here and check for consistency in your document, including in your financial statements.

Management's Discussion and Analysis of Plan of Operations, page 19

Results of Operations, page 19

16. Please revise to discuss your financial condition, changes in financial condition and results of operations for each of the last two fiscal years, rather than merely discussing the most recent interim period.  This discussion should address your past and future financial condition and results of operations, with particular emphasis on the prospects for the future.  The discussion should also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business.  Refer to Item 303(b) of Regulation S-B for further guidance.

17. Please disclose the portions of your revenues and expenses attributable to your distinct business segments, the art gallery and the cigar business.

Liquidity and Capital Resources, page 20

18. Please refer to the following disclosure on page 20: "Pursuant to a private placement
conducted in accordance with Regulation S of the Securities Act of 1933, as amended, the
Company issued 2,000,000 shares of common stock at $.05 per share to Marcus Smith, the
major shareholder of the Company in exchange for the shares already held. The total
amount of $28,200 was received as advance payment through June 30, 2007." This
disclosure is unclear since Regulation S governs offers and sales made outside of the U.S.,
and it is not clear that it is applicable to the sale to Mr. Smith. Please advise. In addition,
the disclosure is inconsistent with the description of the issuance to Mr. Smith further down
the page, under "Description of Business—History and Background." Please refer to the
following sentence: "On March 22, 2006, the Company issued to Marcus Smith 2,000,000
Shares of the Company's $0.001 par value common stock for total proceeds equivalent to
$200.00." As these disclosures appear in several places in your registration statement,
please revise throughout for consistency, as necessary.

Industry Overview, page 21

19. Please provide us with the source along with notated copies of the information used for the
art-dealer industry and cigar industry statistics that you provide in this section.

Certain Relationships and Related Transactions, page 24

20. Please refer to the following disclosure on page 24: "Other than as listed below, we have
not been a party to any transaction, proposed transaction, or series of transactions in which
the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors,
officers, five percent beneficial security holder, or any member of the immediate family of
the foregoing persons has had or will have a direct or indirect material interest." Please
note that the reporting standard for such transactions is set at transactions involving the
lesser of $120,000 or one percent of the average of the small business issuer's total assets at
year-end for the last three completed fiscal years. See Item 404(a) of Regulation S-B.
Please revise your disclosure as appropriate.

Executive Compensation, page 25

21. Your Summary Compensation Table does not follow the format set forth in Item 402(b)(1)
of Regulation S-B. Please review this Item and revise your executive compensation
disclosure accordingly. For instance, you need to add a 'Total' column at the far right of
the table. You may omit a column if there has been no such compensation awarded to,
earned by, or paid to Mr. Smith required to be reported in this table. See Item 402(a)(4) of
Regulation S-B. Thus, if you have never granted stock options or stock appreciation rights,
you need not include the corresponding columns in your table.

<u>Unaudited Consolidated Financial Statements June 30, 2007, page 27</u>

22. Please revise your interim financial statements per the comments above, as applicable.

<u>Notes to Unaudited Financial Statements, page 31</u>

<u>Note 3, Due from Shareholder, page 34</u>

23. Please refer to the following disclosure on page 34: "Due from shareholder amounted to $35,720 as of June 30, 2007. The amount is due from the shareholder and is due on demand, unsecured, and interest free."  Please elaborate on what you mean by the phrase, "due from shareholder."  If you are referring to a loan made by the company to Mr. Smith, please so indicate.  The same disclosure appears on page 46.

<u>Audited Consolidated Financial Statements March 31, 2007, page 36</u>

24. It appears the March 22, 2006 exchange transactions represented a reorganization of entities under common control.  As such, please revise to provide a consolidated statement of operations, stockholders' equity and cash flows for the full fiscal year ended March 31, 2006 as though the exchange of equity interests occurred at the beginning of the period.  Refer for procedural guidance to paragraphs D14 through D18 of SFAS 141.

25. Please obtain an audit report that covers your financial statements for the full fiscal year ended March 31, 2006.  Also obtain an updated consent from your auditors which references such audit report.  The forepart of the registration statement under Interest of Named Experts and Counsel should likewise be revised to indicate that your financial statements have been audited for this period.

26. Please update your financial statements through the quarterly period ended September 30, 2007 in accordance with Item 310(g) of Regulation S-B.

27. Please tell us in detail how you concluded you are not a development stage enterprise subject to SFAS 7.  If after reviewing the guidance you now believe that SFAS 7 is applicable, please revise your financial statements to comply with the financial reporting and disclosure requirements in paragraphs 11 and 12 of the SFAS.

Consolidated Balance Sheet, page 38

28. Please add a footnote to the financial statements to explain what the balance in the line item Shares To Be Issued represents. If the balance represents cash collected on common stock subscribed in connection with your March 2006 private placement offering, so disclose and explain why this amount is reflected as a liability and not as equity. In this regard, if the investor(s) have the right to cancel the subscriptions and have the consideration refunded, this fact should be disclosed and liability classification would be appropriate until the shares are issued. However, if the investor(s) do not have the right to a refund, the consideration received would represent equity and not a liability.

Consolidated Statements of Operations, page 39

29. Please revise the line item Net Income to read Net Income (Loss) and make conforming revisions to the same captions in your statements of stockholders' equity and cash flows. Also revise the line item Basic and Diluted Net Income Per Share to read Basic and Diluted Net Income (Loss) Per Share and revise the per share amount for the year ended March 31, 2007 to reflect net loss, as opposed to net income per share.

Consolidated Statements of Changes in Stockholders' Equity, page 40

30. Please explain to us and disclose why you are showing proceeds of $5,000 here and on your statements of cash flows related to the March 2006 exchange transactions.

Consolidated Statements of Cash Flows, page 41

31. Please revise the line item Net Cash Used in Financing Activities to read Net Cash Provided by Financing Activities.

Notes to Financial Statements, page 42

Note 2. Summary of Significant Accounting Policies, page 42

Revenue Recognition, page 43

32. Please revise to clarify the nature and terms of the arrangements through which you earn commissions and/or consulting revenues, including how and when you earn your fees. Also specify whether these arrangements are with the artists or with the art collectors, or both. Disclose whether revenues under these arrangements are recorded on a gross or net basis pursuant to the guidance in EITF 99-19 and explain the key terms of the arrangements that support your accounting.

Note 3. Income Taxes, page 45

33. Please tell us why you use a California state income tax rate in your effective rate reconciliation.

34. Please clarify your disclosure that "[t]he income from these entities was reflected on personal tax returns and the balances remain unpaid."

Note 5. Shipping and Handling Expenses, page 46

35. Please revise to disclose the line item on the statements of operations where shipping and handling expenses are included.  Refer to paragraph 6 of EITF 00-10.

Part II, page 48

Recent Sales of Unregistered Securities, page 49

There appears to be a miscalculation in the number of shares to be registered in this offering because the sum the shares in the table on page 50 is 2,794,000, not 2,799,000.  Please correct this discrepancy and review your document for consistency.

Exhibits, page 51

36. We note your indication that "the following exhibits are attached hereto," but you have not filed Exhibits 3.2, 3.3, 3.4, or 10.1.  Please file all of your required exhibits with the next amendment.

Also, you need not file the certificates of formation of your subsidiaries, but you do need to file a list of all of your subsidiaries, including the state or other jurisdiction of incorporation or organization of each and the names under which such subsidiaries do business.  See Item 601(b)(21) of Regulation S-B.

Exhibit 5.1

37. Counsel must opine on the corporate laws of Beleza's jurisdiction of incorporation.  In addition, the reference in the last sentence, "…come without the category of persons…," is unclear.  Counsel must specifically consent to the filing of his opinion as Exhibit 5.1.  Please revise.

Undertakings, page 52

38. It is unclear why you have included undertakings in Item 512 of Regulation S-B that are not applicable to this offering.  Considering that you are relying on Rule 430C under the Securities Act, you should include only the undertakings described in subsections (a) (but not (a)(3)), (e) and (g)(2) of Item 512.  Please revise accordingly.

Signatures, page 55

39. Please correct the registrant's certification so that it refers to "Form SB-2," not "Form SB-2/A."

*       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Dennis Brovarone, Esq.
        Facsimile No. (303) 466-4826